SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. Six)

LegacyTexas Financial Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

52471Y 106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 52471Y 106

1	NAMES OF REPORTING PERSONS
Trust for Employee Stock Ownership Plan Portion of LegacyTexas 401(k) Employee Stock Ownership Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
2,367,771

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
2,367,771

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,367,771

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%

12	TYPE OF REPORTING PERSON
EP

CUSIP NO. 52471Y 106

ITEM 1(a)	NAME OF ISSUER: LegacyTexas Financial Group, Inc.
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 5851 Legacy Circle, Suite 1200 Plano, Texas 75024
ITEM 2(a)	NAME OF PERSON FILING: Trust for Employee Stock Ownership Plan Portion of LegacyTexas 401(k) Employee Stock Ownership Plan (the "ESOP Trust")
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address of the ESOP Trust is: c/o LegacyTexas Financial Group, Inc. 5851 Legacy Circle, Suite 1200 Plano, Texas 75024
ITEM 2(c)	CITIZENSHIP: Not applicable.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP NUMBER: 52471Y 106

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J); and
	(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________________

ITEM 4
OWNERSHIP:

The ESOP Trust holds an aggregate of 2,367,771 shares of Common Stock (4.9% of the outstanding shares), with respect to which the trustee of the ESOP Trust (the "Trustee") has shared voting and dispositive powers.

The Trustee may be deemed to beneficially own the 2,367,771 shares held by the ESOP Trust. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP Trust, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the plan, participants are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts. On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP Trust which have not been allocated to participant accounts in the manner directed under the plan.

ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.
ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10
CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	TRUST FOR EMPLOYEE STOCK OWNERSHIP PLAN PORTION OF LEGACYTEXAS 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
	By:	First Bankers Trust Services, Inc. as Trustee

	By:	/s/ Linda Shultz
	Name:	Linda Shultz
	Title:	Trust Officer

Date: February 14, 2017	FIRST BANKERS TRUST SERVICES, INC.
	By:	/s/ Linda Shultz
	Name:	Linda Shultz
	Title:	Trust Officer

February 14, 2017

Trust for Employee Stock Ownership Plan Portion of
LegacyTexas 401(k) Employee Stock Ownership Plan
1309 W. 15th Street
Plano, Texas 75075

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST BANKERS TRUST SERVICES, INC.

By:	/s/ Linda Shultz
Name: Linda Shultz Title: Trust Officer

TRUST FOR EMPLOYEE STOCK OWNERSHIP PLAN PORTION OF
LEGACYTEXAS 401(k) EMPLOYEE STOCK OWNERSHIP PLAN

By:	First Bankers Trust Services, Inc. as Trustee

By:	/s/ Linda Shultz
Name: Linda Shultz Title: Trust Officer